United States securities and exchange commission logo





                             December 3, 2020

       Jeffrey Chugg
       Vice President, Legal
       TU TopCo, Inc.
       1650 Independence Drive, Suite 100
       New Braunfels, TX 78132

                                                        Re: TU TopCo, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK: 0001829864

       Dear Mr. Chugg:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 DRS filed November 6, 2020

       Summary
       Growth Strategy, page 7

   1. We note your disclosure that revenue from TaskUs clients who generated $500,000 or more in revenue grew by
171% from 2017 through 2019. To provide appropriate context, please disclose the
number of clients that generated $500,000 or more in revenue each year and clarify the
percentage of total revenue represented by those clients.
       Our Clients, page 13

   2. Please disclose the criteria that you used to select and prominently highlight Zoom, Uber,
                                                        Oscar, Coinbase and
Netflix as customers in the prospectus summary. To the extent
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         material, disclose the percentage of revenue generated by these five companies.
3. Please disclose that your largest client, Facebook, generated 35% and 23% of your service revenue in 2019 and 2018, respectively, and that Doordash generated 11% of total revenue in 2019. Discuss the material terms of your agreements with Facebook and Doordash in the business section, such as the term of the agreements, termination provisions and any minimum volume requirements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Factors Affecting our Performance, page 82

4. We note that your ACV signings from new clients decreased from $146.1 million in
         2018 to $86.3 million in 2019. Please discuss the underlying factors and material business drivers that led to the decrease in ACV signings.
COVID-19
Cash and Cost Management, page 85

5. Please expand the discussion to quantify the impact on cash management of CARES Act provisions for NOL carryovers and carrybacks and the deferral of employer taxes. Please also expand the discussion of cost management to quantify the costs associated with the transformations of your operations in response to the pandemic and quantify the amount of accounts receivables written-off, if material.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 101

6. We note on page F-25 that you granted 616,714 stock options in 2019 and that you did not issue any other shares of common stock in 2019. Please expand MD&A to include a more detailed analysis of the fair value of your stock at the grant date compared to the IPO price, addressing assumptions and methodology in detail.
Executive and Director Compensation
Summary Compensation Table, page 138

7. Please revise the table to include any shares credited as TopCo phantom shares under a deferred compensation plan that will be issued as actual shares upon termination of employment. Also revise to include the awards of phantom shares denominated in shares that have been made but no shares will be issued until the performance targets are met.
         Refer to Question 106.03 of C&DI for Regulation S-K last updated September 21,
         2020 for guidance.
8. Please provide the executive compensation disclosure for the year ended December 31,
         2019 which is the company's last completed fiscal year. See Item 402 of Regulation S-K and Instructions to Item 402(c).
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Equity Awards, page 140

9. We note your disclosure that 828,652 phantom shares are subject to the Phantom Stock
         Plan. We further note that Messrs. Sekar and Johnson have 70,531 and 70,530 phantom shares, respectively. Please revise to provide additional disclosure regarding the issuance of the additional 687,597 phantom shares. Also, if any of proceeds will be used to satisfy the payments relating to the vested phantom shares held by your officers and directors, please disclose that in the Use of Proceeds section.
Certain Relationships and Related Person Transactions
Support and Services Agreement, page 150

10. Please clarify the type of information that you are required to make available to
         Blackstone pursuant to your Support and Services Agreement. Description of Capital Stock
Exclusive Forum, page 162

11. We note that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Financial Statements
Note (2) Summary of Significant Accounting Policies
(j) Revenue Recognition, page F-11

12. Refer to your disclosure of contracts on pages 16 and 24. We note that you state that you
         "are not guaranteed payment for services performed under contract". Please expand your revenue recognition accounting policy to address this provision in your contracts and how it impacts the amount and timing of revenue recognition on the contracts. Please also expand the Risk Factor on page 24 accordingly.
13. Please expand your policy disclosure to explain your rationale for recognizing revenue over time as performance obligations are satisfied, i.e. the reason you recognize revenue over time rather than at a point in time when the performance obligation is satisfied.
Note (10) Employee Compensation, page F-24

14. Refer to your description of awards under the Phantom Stock Plan on page 142. We note that the Phantom Stock Plan provides for grants of phantom shares which are the right to a cash or stock payment. Regarding the rollover phantom stock awards issued to replace the
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December 3, 2020
Page 4
       TaskUs phantom shares not yet paid out or vested, please indicate on pages 140 and F-24 whether they have terms including a right to receive shares of TopCo. If so, please revise your accounting policy for earnings per share on page F-14 to characterize such rollover phantom shares as dilutive and revise the Dilution table on page 75 accordingly. If the terms only provide for cash settlement, please revise the Capitalization table on page 74 to include the cash outlay to settle vested rollover phantom shares and also clarify the disclosure on pages 140, 142 and F-24 accordingly.
15. We note on pages F-24 and F-25 that TaskUs recognized a liability for the cash settlement of TaskUs phantom awards. We also note that you believe that the associated expense was not attributable to either the Predecessor or Successor. Tell us the basis for your belief that the related expense is not an expense of the Predecessor since a liability was recorded by the Predecessor and the Successor assumed this liability. Note (11) Income Taxes, page F-26

16. Please expand the disclosure to explain the basis for the State taxes, net of federal benefit of 28% pursuant to ASC 740-10-50-14.
Note (14) Subsequent Events, page F-29

17. Please expand the disclosure to quantify the impact of the CARES Act provisions for
       NOL carryover and carrybacks and the deferral of employer taxes.
General

18. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameJeffrey Chugg
                                                              Division of
Corporation Finance
Comapany NameTU TopCo, Inc.
                                                              Office of
Technology
December 3, 2020 Page 4
cc:       Edgar J. Lewandowski, Esq.
FirstName LastName